

Mail Stop 3720

August 28, 2008

Mr. José Luís Magalhães Salazar
Chief Financial Officer
Tele Norte Celular Participações S.A.
Rua Levindo Lopes, 258 – Funcionários
30.140-170, Belo Horizonte – MG, Brazil

      Re: **Tele Norte Celular Participações S.A.**
               Form 20-F for Fiscal Year Ended December 31, 2007
               Filed June 20, 2008
               File No. 333-09514-09

Dear Mr. Salazar:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-7

1.   It appears that you classify the changes in judicial deposits as cash flows provided by or used in operating activities in your statements of cash flows. Describe for us the nature of these judicial deposits and tell us how you determined their classification under the guidance in SFAS 95.

Note 3. Summary of Significant Accounting Policies, page F-12

(k) Revenue recognition, page F-15

2.   Explain to us in more detail the nature of the rate plans that include the feature whereby unused credits are available for future use. Clarify the timing of your revenue recognition for these unused credits, including your determination of the amount of revenue to be deferred.

Note 7. PIS and COFINS Taxes Recoverable, page F-22

3.   Tell us why you have classified the credit obtained as a result of your successful legal action regarding the constitutionality of the increase in the calculation base of PIS and COFINS as an offset to "Financial expense." In this regard, we note your disclosure at page 35 that you classify these types of taxes as deductions from revenues.

Note 11. Long-Term Debt, page F-25

4.   Regarding your issuance of unsecured senior notes in combination with notes of Telemig Celular S.A., tell us how you determined that you were not obligated to record the entire amount of the notes (including the proceeds received by Telemig Celular). Describe for us your consideration of whether you and Telemig Celular were considered co-issuers of the notes, which were issued as units.

Note 14. Contingencies and Judicial Deposits, page F-28

(a) Tax Contingencies, page F-28

i. Value Added Tax on Sales and Services (ICMS) on monthly subscription, value-added services and activation fees, page F-28

5.   Tell us why a portion of the additional accrual for ICMS of R$61,900 was classified as a reduction of revenue and the remainder as financial expenses. In

addition, clarify why the reversal of the provision for ICMS in the State of Pará in December 2007 was recorded to both sales deductions and financial expenses.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director